FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of June, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____    No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on payment of final dividends for the year ended December 31, 2008, by Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on June 25, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT
PAYMENT OF FINAL DIVIDENDS
FOR THE YEAR ENDED 31 DECEMBER 2008

Reference is made to the 2008 Annual Report of Huaneng Power International, Inc. (the “Company”) published on 23 April 2009 which contains, among other things, the information on the profit distribution plan of the Company for the year ended 31 December 2008.

In accordance with the Enterprise Income Tax Law of the People´s Republic of China and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H shares of the Company when distributing final dividends to them. Any H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax will be withheld from dividends payable to such shareholder(s).

The above withholding tax payable by holders of H shares of the Company will be exempted if the dividends are derived from the undistributed profits accumulated before 1 January 2008. Given that the Company´s final dividends for 2008 are to be derived from the balance of the undistributed profits accumulated before 1 January 2008, the Company has been given the approval by the relevant PRC tax authority that the Company´s final dividends for 2008 to the holders of its H shares will be exempted from payment of the above withholding tax. As a result, holders of H shares of the Company will receive a net cash dividend of RMB0.1 per share.

Cash dividends will be denominated and declared in Renminbi. Cash dividends on domestic shares will be paid in Renminbi. Save for the dividends on H shares traded on The Stock Exchange of Hong Kong Limited which will be paid in Hong Kong dollars, cash dividends on other foreign shares will be paid in US dollars. Exchange rates for dividends paid in US dollars and Hong Kong dollars are USD1 to RMB6.8319 and HK$1 to RMB0.881525 respectively.

All the cash dividends will be paid to shareholders of the Company on or before 30 June 2009.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
25 June 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    June 25, 2009